

Cayo, Inc dba Instalife Coverage

www.InstalifeCoverage.com

Business Plan

December 1, 2016

Plan prepared by:



3571 East Sunset Road Suite #300, Las Vegas, NV 89120
702-551-1225
www.BlueMoonAdvisors.com

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Table of Contents

Section 8 – Revenue Model

Section 9 – Risks

Section 10 – Deal Summary & Exit

Section 1 – Introduction

1.1 Regulation CF Title III

The purpose of this business plan is to support a Regulation CF Title III 2012 JOBS Act Crowd Funding initiative in which Cayo, Inc. dba Instalifecoverage.com is offering up to One Million Dollars ($1,000,000) in Convertible Notes in consideration of Twenty-Five Percent (25%) of the Company's ownership.

1.2 Cayo, Inc.

Cayo, Inc., dba instalifecoverage.com is one of the first insurance agencies in the United States contracting with Crump Life Insurance, a Brokerage General Agent (BGA), to market and sell web-based life insurance with no medical testing that will provide "instant" coverage (in about Ten [10] Minutes). Policies range from Twenty-Five Thousand Dollars to Three Hundred Fifty Thousand Dollars ($25,000 - $1,000,000). Cayo leadership and its consultants have completed intensive research and to date have only sourced Two (2) competitors in a market that are likely to expand exponentially over the next few years. In the meantime, Cayo intends to flood the market with marketing, advertising, pay-per-click, search engine optimization and other online marketing tools to capture a large market share before the industry converts to non-sales person oriented models.

1.3 History & Stage of Development

The Company incorporated in June of 2015 (EIN #474235172). Cayo, Inc. became a licensed Nevada insurance company in July 2015, resident producer firm number #3091568. During the first year, the company's leadership completed programming for a proprietary life insurance software and platform. The website is optimized for mobile applications. The Company is scalable and anticipates immediate and substantial growth in its first few years.

1.4 Offering Summary

Cayo, Inc. "Doing Business as" Instalifecoverage.com is looking to raise up to One Million ($1,000,000) for a web-based life insurance option with no medical testing. The Company will issue securities on a Crowdfunding portal known as Investagrand.com. Cayo, Inc. is issuing up to One Thousand (1,000) Convertible Notes in increments of One Thousand Dollars ($1,000) per Note, which contain One (1) Block with Seven Hundred Fifty (750) Shares at a price of One and One-Third Dollar ($1 1/3) per Share. The minimum target amount is One Hundred Thousand Dollars ($100,000). The maximum raise is of One Million Dollars ($1,000,000). The minimum purchase available for an investor would be One Thousand Dollars ($1,000) and the maximum investment amount is One Hundred Thousand Dollars ($100,000).

1.5 Tombstone

Cayo, Inc., dba instalifecoverage.com is one of the first insurance agencies in the United States contracting with Crump Life Insurance, a Brokerage General Agent (BGA), to market and sell web-based life insurance with no medical testing that provides "instant" coverage (in about 10 minutes).

Section 2 – Executive Management Team

2.1 Executive Management Team Overview

Cayo, Inc.'s management team consists of highly-skilled, progressive and tech savvy individuals. By combining technology and willingness of consumers to purchase life insurance in a new way online, Cayo, Inc. intends to become one of the most productive and profitable insurance agencies in the United States. The Instalife Life Insurance Platform is designed to eliminate agents, brokers and other individuals that are not needed in the insurance sales process to streamline how people buy life insurance to protect their loved ones when they pass away. Cayo, Inc. believes in going the extra-mile to provide extensive and Twenty-Four (24) Hour support to customers and advertisers that bring traffic to the website. The Company's new financial service technology platform is designed to be a hassle-free, direct to consumer e-commerce sale that will address the regulatory and compliance requirements of life insurance sales.

2.2 Tim Trefts, CEO of Cayo, Inc.

Tim Trefts gained many years of operational and management experience after obtaining his Master's degree in Sports Management from California State University, Long Beach and Bachelor's degree in Marketing from San Diego State University – California State University. Tim has many years of experience in managing events as an Event Supervisor for Long Beach State Athletics, an Event Manager at Stylehawk Event Services and an Operations Manager for ASA Entertainment. While working for the startup LifeFit Center @ the Beach as an Operations and Marketing Coordinator, Tim worked closely with the director to manage facility operations and implement effective marketing campaigns to get exposure for the gym. Lastly, Tim's experience as a Hub Manager at the Special Olympics World Games in Los Angeles 2015, affirmed his ability to lead, manage, and handle pressure effectively while managing Five (5) Venues that was part of the Long Beach Hub. Tim brings to Cayo, Inc. his new insights and fresh ideas. Currently, Tim holds a life insurance license in Nevada. His resident producer license number is #3101008.

2.3 Spencer Grundmann, COO of Cayo, Inc.

Spencer Grundmann has vast experience in the life insurance and financial services industry. Spencer has a Two-Year (2) Film Degree from Trepas Institute in Montreal Canada, which taught him valuable skills on creativity and enhanced his ability to "think outside the box." At the age of Eighteen (18) Years Old, he received a California insurance license. He was previously a registered investment advisor and branch office supervisor, held a life insurance license and multiple securities licenses. Spencer's experience as an office manager gives him excellent business sense to supervise and manager performance reviews for large umbrella companies. Spencer also has experience in the hospitality industry and online marketing. His Internet marketing knowledge encompasses affiliate marketing, social media, pay-per-click campaigns, SEO, and content writing. His knowledge in digital marketing will be extremely useful in Instalife's Online Life Insurance Platform's ability to convert and optimize highly targeted Internet traffic into policy holders. As an online insurance sales specialist, he currently holds life insurance licenses in multiple States. His resident producer license number is #3091569.

2.4 Harry Grundmann, Chairman of the Board, Cayo, Inc. and Consultant

Harry Grundmann has extensive experience leading successful sales and distribution networks. Harry has led successful sales expansions for mortgage companies and financial service organizations. In the 1980's, Harry was part of the national builder single family home expansion in thirty-six states. During the 1990's, Harry opened mortgage banking branches for Lending Tree and Money Tree. After that, he spent more than a decade working with over one thousand life insurance agents reporting to him with two hundred representatives and sixty-five investment advisors in thirty-seven states. Harry's book of business grew to over thirty-seven thousand clients, which was sold to his former broker dealer in 2009.

Harry has years of experience in software development. He opened an Internet Traffic Conversion business with a unique feature on gamification theory, which incorporated a software system that prompted customers that landed on the site would play a game that rewarded them with a prize. This customer acquisition strategy significantly improved the businesses customer retention and lowering ecommerce cost-per-action (CPA).

Harry's has extensive knowledge in the life insurance and Internet marketing, which has been a driving force to help Instalife provide clean and competitive instant life insurance policies to customers.

2.5 Legal and Other Matters

To the best of the Company's knowledge no legal matters are required to be disclosed.

Mr. Harry Grundmann, Chairman of the Board, Cayo, Inc., underwent a tax audit during 2008. The audit period was a five year lookback. Due to inadequate retention of records, the audit resulted in a tax liability of $108,010. Mr. Grundmann is currently in the process of establishing a payment plan.

2.6 Principal Security Holders

Cayo, Inc. dba InstaLifeCoverage.com Post Funding Capitalization Table								
Shareholders	**Shares**	**Convertible Notes**	**Value**	**Ownership**	**Fully Diluted Shares**	**Value - Fully Diluted**	**Price**	**Ownership - Fully Diluted**
Eetree Inc Nevada Corp	510,000	-	680,000	17.00%	510,000	680,000.0	1 1/3	15.40%
Nancy Schrader	480,000	-	640,000	16.00%	480,000	640,000.0	1 1/3	14.49%
Cate Turnbull	300,000	-	400,000	10.00%	300,000	400,000.0	1 1/3	9.06%
Dr Sammy Louka	210,000	-	280,000	7.00%	210,000	280,000.0	1 1/3	6.34%
Lori Wagner	180,000	-	240,000	6.00%	180,000	240,000.0	1 1/3	5.43%
Spencer Grundmann	180,000	-	240,000	6.00%	180,000	240,000.0	1 1/3	5.43%
Tim Trefts	180,000	-	240,000	6.00%	180,000	240,000.0	1 1/3	5.43%
James Hardy	150,000	-	200,000	5.00%	150,000	200,000.0	1 1/3	4.53%
Myrna Long	60,000	-	80,000	2.00%	60,000	80,000.0	1 1/3	1.81%
To be Issued to Series A***	-	750,000	1,000,000	25.00%	1,062,300	1,416,400.0	1 1/3	32.07%
Subtotal	**2,250,000**	**750,000**	**4,000,000**	**100.00%**	**3,312,300**	**4,416,400**	**1 1/3**	**100.00%**

***Fully Diluted Value assumes conversion to common stock at a 20% discount price after 2 years, a total of 937,500 shares will be issued

It also includes conversion of the accrued interest on $1,000,000 at 8% for 2 years, a total of 16.64% or $166,400 or 124,800 additional shares at the offering price of 1 1/3

Section 3 – A Well Defined Problem

3.1 Life Insurance Industry Changing

The life insurance industry is going online, cutting out the middlemen and women of the insurance sales sector. In fact, some of the largest companies in American are leading the trend as evidenced by Massachusetts Mutual Life Insurance which agreed to acquire MetLife's Premier Client Group to broaden its geographic reach and expand its dominance in the life insurance industry. The company is seeking a broader distribution network through the partnership with MassMutual and completed that acquisition on July 5, 2016.[12] In other words – they are cutting costs of the high overhead of paying sales associates to accomplish what can be done online at a significantly reduced rate.

In some instances of this we see technology having the opportunity to work with legacy providers to improve customer experience. Processes like securing a mortgage, or finding the right insurance policy, have historically been slow, opaque and painful for consumers. New platforms, like our portfolio company Policy Genius, provide an intuitive, quick and transparent search process for consumer insurance products,

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[1] Cullen, T. (2016, February 29). *CNBC*. Retrieved from http://www.cnbc.com/2016/02/29/mass-mutual-life-insurance-to-buy-metlifes-us-retail-advisor-force.html

[2] MassMutual (2016) Retrieved from https://www.massmutual.com/about-us/news-and-press-releases/press-releases/2016/07/05/07/02/massmutual-completes-acquisition-of-the-metlife-premier-client-group

helping drive new business for traditional insurers in under-utilized products, like life insurance, while providing a great discovery experience.[3]

3.2 Technology

Agents and advisors can expect life insurance carriers to begin to tweak and adjust technology systems to comply with the Department of Labor's new fiduciary rule by the end of the summer or early in the fall, a consultant said. The DOL's Conflict of Interest rule, which is designed to hold agents and advisors managing retirement money to a fiduciary standard of care, is likely to affect technology in two areas — illustrations and compliance — said Tom Benton, Vice President of research and consulting at Novarica in Boston. Carriers will also have to look carefully at how the rule affects agent compensation systems, distribution management and how their technology infrastructures process insurance product information, Benton also said. But wholesale changes to commission compensation and distribution management are not expected, at least for the time being. "We've not heard much about people replacing systems for that purpose," said Benton, who co-authored a report out this month on the latest business and technology trends affecting carriers in the individual life insurance segment.[4]

Industry executives agree that technology is influencing distribution channels. A LIMRA survey released in early 2015 reports that Fifty-Seven Percent (57%) of financial executives believe an outside source like Google or Amazon will be a disruptive force in the life insurance market within the next Five (5) Years. The study points out that while there is currently no source outside the industry providing life insurance, prior LIMRA research on middle-market consumers found Twenty-One Percent (21%) would be willing to buy life insurance online from a non-traditional source, such as Google or Amazon.[5]

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[3] Mccarthy, E. (2015, February 27). LifeHealthPro. Retrieved from
http://www.lifehealthpro.com/2015/02/27/heres-what-the-future-of-life-insurance-distributi

[4] Tuohy, C. (2016, April 21). Advisor News. http://insurancenewsnet.com/innarticle/advisors-get-ready-dol-related-technology

[5] LIMRA (2015) Retrieved From http://www.limra.com/Posts/PR/Industry_Trends_Blog/LIMRA_Survey__More_than_Half_of_Financial_Executives_Surveyed_Predict_Outside_Disruption_in_Life_Insurance_Market.aspx

Section 4 – Business Description

4.1 Cayo, Inc. Description

Cayo, Inc. is an insurance agency. The company serves within NAICS Codes 524298; 524210; 524291; 524292; Insurance Agencies & Brokerages. Companies in this industry act as agents to sell insurance policies and fixed annuities underwritten by insurance carriers. Major companies include Arthur J Gallagher, Brown & Brown, and Marsh & McLennan (all based in the US), as well as Aon, Lloyd's of London, and Willis Group (all based in the UK), and CNinsure (China).[6]

4.2 Fully Automated Non-Med Simplified Issue Life Insurance Platform

Instalife's innovative team worked with Crump Life Insurance to develop a disruptive new financial services technology platform, Instalife Life Insurance Platform, which will provide non-medical term insurance quotes to individuals between the ages of Twenty (20) to Sixty (60) years old, which the applicant will purchase using the online platform. Applicants will choose between Ten (10), Fifteen (15), Twenty (20), and Thirty (30) year terms with coverage amounts ranging between Twenty-Five Thousand Dollars ($25,000) to one million dollars ($1,000,000). The Two (2) types of underwriting classes to be offered on the Platform for life insurance are Select and Standard NT (non tobacco), Select and Standard Tobacco. For a higher premium, applicants will be able to add Terminal Illness Rider, which will allow the insured to take a portion of the Death Benefits to cover medical expenses if the insured gets diagnosed with a Terminal Illness. The purpose of this feature is to allow the customer to pay medical costs for treatment while the insured is still alive versus leaving this heavy debt to their loved ones, which could impact a family's financial future. Policies will also be able to be renewed at age of Ninety-Five (95) for extended coverage.

The platform plans to provide a safe and secure e-commerce life insurance sale that bypasses the need for a live agent while still meeting all the regulatory and compliance insurance sales issues. Instalife's Direct-to-Consumer product model intends to eliminate unnecessary costs for an insurance sales representative and external underwriting services, which should allow the Company to provide low, competitive life insurance premiums that are approved within minutes. Instalife's revolutionary life insurance platform intends to give people a hassle-free way to provide assistance for their family's financial obligations after the individual passes away. Within Ten (10) minutes or less, an applicant could get up to One Million Dollar ($1,000,000) life insurance coverage to help their loved ones who could be left financially vulnerable.

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[6] http://www.hoovers.com/industry-facts.insurance-agencies-brokerages.1424.html

4.3 Instalife Life Insurance Platform Intended Process

Step 1: Client goes onto Instalife's easy-to-use online platform and fills out the simple calculator to determine how much life insurance the applicant will need. Step 2: Fill out a quick Five (5) To Ten (10) Minute application online. Step 3: Get an instant quote with options to quickly compare coverage length and payment plan options to maximize affordability. Step 4: Applicant receives an instant approval that is fully underwritten by Instalife in only a few minutes. No medical exam or doctor records required. Demand is related to consumer income and commercial activity. When the economy grows, so does the demand for personal and business insurance. When the economy contracts, as it did in the late 2000s, demand for insurance falls. Despite the prominence of large companies in the commercial segment, the US industry remains highly fragmented: the largest Fifty (50) Firms only hold Twenty-Five Percent (25%) of the total market.

4.4 Company Information

The Company is headquartered in Reno, Nevada at 4747 Caughlin Parkway Reno, NV 89519 Suite #1; Phone Number 866-582-8476. Employer Tax Identification number is 47-4235172. The company is licensed in multiple states: Nevada License No. 3091568; also, licensed in the following states: Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, and Wyoming. The Executives also carry licenses: Spencer – Nevada License No. 3091569 also licensed in the following states: : Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and Wyoming and Tim – Nevada License No. 3101008.

Instalife has developed a fully integrated financial services technology platform which is designed to utilize state of the art CRM's: one for the life insurance portal and one for internet traffic, all into one seamless functional software platform.

Section 5 – The Opportunity

5.1 A Shifting Industry

The nation's Forty-Four Billion Dollar ($44,000,000,000) life insurance industry, which wrote its first policy in 1833, is likely to be the next financial services area to face disruption as consumers start to buy life insurance online rather than through an adviser. A new paper from unlisted insurer NobleOak has revealed a One-Third of those questioned relied on family members for advice about financial needs while Thirty Percent (30%) said they sought advice online. Interestingly, NobleOak found only Twenty-Four and One-Half Percent (24.5%) of respondents choose to seek professional advice.[7]

5.2 Market Opportunity

"Our research shows less than half of middle market consumers, ages Twenty-Five to Sixty-Four (25 - 64) have individual life insurance coverage, and the most common excuse for not having it is cost," said Dr. Todd Silverhart, Corporate Vice President & Director, LIMRA Insurance Research. "The problem is we found many consumers don't understand what insurance actually costs. On average, people over estimate the cost by a factor of three."

Interestingly a LIMRA study of middle-market consumers found that Sixty Percent (60%) of these potential customers "prefer to buy life insurance face-to-face with a financial professional," but One (1) in Four (4) people under the age of Forty-Five (45) say they "prefer to apply for it online." Today, less than half of middle-market consumers ages Twenty-Five to Sixty-Four (25 – 64) have individual life insurance coverage, LIMRA's website says.

5.3 Demographics

- Age: 35-44
- Gender: Both
- Income level: $50,000+
- Relationship Status: Married with children under 18
- Social Class: Middle / Upper class; employed full time
- Education: Graduate or professional degree[8]

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[7] Greenblat, E. (2016, April 18). *The Australian.* Retrieved from
http://www.theaustralian.com.au/business/financial-services/life-insurance-faces-disruption-as-consumers-go-online/news-story/9b07cca3fa31a2ea02d22cdb3bc64cc5
[8] Gersten, D. (2010). A Look at Purchase Decisions: Life Insurance. Chadwick Martin Bailey, Inc. Retrieved from http://www.greenbook.org/marketing-research/purchase-decisions-life-insurance

Section 6 – The Solution & Value Proposition

6.1 Competitive Advantages - Features

- Instant approval from Twenty-Five Thousand Dollars ($25,000) to One Million Dollars ($1,000,000) in just Ten (10) Minutes.
- No medical exam required.
- Term lengths of Ten (10), Fifteen (15), Twenty (20) and Thirty (30) years.
- Provide insurance for the ages:
    1. Twenty (20) to Sixty (60) years old with a Ten (10) Year term policy,
    2. Twenty (20) to Sixty (60) years old with a Fifteen (15) Year term policy,
    3. Twenty (20) to Fifty-Five (55) years old with a Twenty (20) Year term policy,
    4. Twenty (20) to Fifty (50) years old with a Thirty (30) Year term policy.
- Life insurance is renewable to the age of Ninety-Five (95).
- Terminal Illness Rider available for Policies:
    o Terminal Illness Rider give the insured person the ability to use death benefits under this rider if he or she is diagnosed with a terminal illness that will considerably shorten the insured's lifespan. Overall, insurers may advance Twenty-Five to Forty Percent (25-40%) of the death benefit of the base policy to the insured.[9]
- Policies starting as low as Twenty-Nine Cents (29¢) per day.
- Helpful experts available by phone to assist customers if they have any questions.
- Simple tools to help the customer determine how much life insurance they need.
- Secure online application.
- Short application process.

6.2 Competitive Advantages – Anticipated Benefits

- Instant approval online offers a new level of convenience and ease to protect the future of the policy holder's loved one's financial future. It also eliminates unwanted calls from pushy insurance agents.
- The customer experiences no hassle or waiting due to the short application process and the waved requirement for a medical exam.
- Term lengths up to Thirty (30) Years provides peace of mind to the customers; they can stay insured for short or long-term and never worry about what will happen to their family after they pass away.
- Instalife will insure people of all ages starting from age twenty to age fifty, and the policy is renewable until age Ninety-Five (95), which would make Instalife's insurance policies accessible to everyone. InstaLife believes that people deserve the right to life insurance to protect their loved ones from the unexpected.

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[9] http://www.investopedia.com/articles/pf/07/life_insurance_rider.asp

- A Terminal Illness rider allows the insured to use their death benefits to cover medical expenses if the insured is diagnosed with a terminal illness that could shorten the insured's lifespan. By advancing the funds, policy holders can alleviate the debt and medical costs incurred while they're alive and not leave that burden onto their loved ones when they pass away.
- Affordable policies that will not break the bank eliminates unnecessary stress of having to increase monthly expenses too much and still live comfortably while knowing that the family is covered if anything unexpected were to happen to the insured.
- Instalife's easy-to-use website has simple tools for consumers to quickly compare coverage length and payment so customers can determine how much they need and gain valuable peace of mind from knowing they picked the right policy that's within their budget to secure their family's financial future.
- Helpful experts are available to speak to, making the process as simple as possible.
- Minimalist application that doesn't require much information from the customer; this makes it easy to apply and to get approved faster.

6.3 Pricing Strategy

Instalife intends to be a pioneer in the online term life insurance space. Even though pricing will always be a very important factor in the decision-making process to buy insurance, one must factor in the convenience and a pressure-less environment of online shopping/buying for insurance. With these additional advantages, Instalife could support the decision to raise their premium rates. Instead, they are going to maintain an aggressive premium pricing policy.

Section 7 – Marketing & Sales Plan

7.1 Marketing Overview

The Company intends to spend upwards of One Hundred Fifty Dollars ($150) per customer acquisition through a multi-pronged marketing approach, mostly web-based. This includes leveraging its intended strategic alliance with "Ad exchange." Additionally, the Company intends to work with several Internet Traffic providers and affiliate marketers. Where some agencies are paying Forty Cents ($.40) per click, Ad Exchange has the potential to get prices to as low as Two Cents ($.02).

7.2 Competitive Advantage

Instalife is positioned to maintain a sustainable competitive advantage due to the executive leadership's Three (3) Decades of experience in the industry. The Instalife team has developed a plan to capitalize on niche markets to compete with larger players within the industry. Additionally, the Company will maintain a competitive advantage through possessing key knowledge regarding the traffic drivers and staying in compliance with regulators. Other methods to create an advantage are listed below:

- Videos
- Conversion plan
- Online story boarding videos
- Version testing affiliate marketing with a sales funnel page pre sales
- Insurance calculator
- Plug and play
- Affiliate marketing underbelly, affiliate traffic moving marketing traffic movers
- Issuing Life Insurance Company does not want any agents involved non-med simplified issue product – no steering from the agents
- Agents send their worst customers to the non-med simplified issue company

7.3 Direct Competitors

- No Exam (Lead Generation Service)
    - Buy online (Apply online and then buy over the phone with an insurance rep)
    - Instant approval
    - Fixed monthly rates
    - No health exam
    - Up to Four Hundred Thousand Dollars ($400,000)
    - Doesn't specify when coverage begins
- Express Term Life Insurance (Competitor)
    - Buy online
    - Immediate coverage for 'most applicants'
    - No health exam
    - Guaranteed level payment

- Up to two hundred Fifty Thousand Dollars ($250,000)
- Term Life Online (Competitor)
  - Buy online
  - Immediate cover age if you quality
  - No health exam
  - Up to Four Hundred Thousand Dollars ($400,000)
- Equote (Lead generation service)
  - Buy online
  - Immediate coverage if you qualify
  - No health exam
  - Up to Four Hundred Thousand Dollars ($400,000)

7.4 Industry Challenges

One of the principal challenges to the industry is commission charge-backs; primarily used for instances of un-earned premiums. This means that if a person drops his or her policy, and the sales insurance rep was paid for the commissions upfront, then they need to repay those commissions that were not earned. [10]

Ex. John signs up for a term life policy insuring his beneficiaries One Hundred Thousand Dollars ($100,000), which earns an agent Ten Thousand Dollars ($10,000). The insured cancels the policy after Six Months (6) of paying the premium. The insurance company prorates the amount that the agent earned, and then issues a charge-back on the agent to pay back a portion of the Ten Thousand Dollars ($10,000) that is unearned since the policyholder did not pay the premiums that the insurance company expected. Sometimes the insurance company takes the entire amount of the commission back and keeps the premiums the policyholder paid. Insurance agents must look at their charge-back clauses to determine how the insurance company will handle a defaults, lapse, or cancelled policy.

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[10] http://www.lifehealthpro.com/2010/12/21/commission-chargebacks-you-better-watch-out-you-be

7.6 Competitive Analysis

Competitive Analysis for InstaLife										
Comparisons	Buy Online	Instant Approval?	Health Exam?	Amount Insured Up to	Term Length	Fixed Monthly Payments?	Ages	Warranty	Return of Premium Life Insurance Option	Terminal Illness Rider
No Exam	No	No. This is a Lead Generation Service for Life Insurance Companies and they call you after you apply.	Some policies may require a Health exam if past medical records deem the insured high-risk.	Depending on the Insurance Company No Exam connects the insured with it can be anywhere from $25,000 to $500,000	10-30 years of coverage	Yes	18-75 years old	31-day money back guarantee	No	No
Express Term Life Insurance	Yes (10-minutes)	Yes, upon underwriting and health history review and first premium must be paid that day.	No, just basic health information	Up to $250,000	10-30 years of coverage	Leveled payments where premiums increase annually after the level term period, but not to exceed minimum stated by the policy.	18-75 years old	31-day money back guarantee	No	No
Term Life Online	Yes	Yes, upon underwriting and health history review and first premium must be paid that day.	No, just answer some health questions online.	Up to $400,000	10 to 20 years of coverage			30-day money back guarantee	Yes, if the insured doesn't die within the term then they get their premiums back	No
Equote	Apply online, but not buy online. Must sign documents in the mail and have an underwriter review it.	Yes, upon underwriting and health history review and first premium must be paid that day.	No, just answer some health questions online.	Up to $400,000 anything more requires a medical exam.				30-day money back guarantee	No	No
InstaLife	Yes	Yes.	No, just answer some health questions online.	Up to $500,000	10 to 20 years of coverage	fixed monthly payments	20-60 years old	31 day money back guarantee	No	Yes

7.7 Business Strategy

CAYO Inc. has an online marketing strategy to bring the new financial service technology platform – Instalife - to the masses. By adopting a direct to consumer, e-commerce sale that bypasses the need for a live agent, clients can purchase life insurance online by filling out a short questionnaire. This is a simple and fast business model, but for the campaign to be successful the Company will implement Internet marketing strategies to connect the right leads to the right clients. The marketing team will utilize performance-driven marketing, mastery of all verticals and expansive reach and distribution to generate ROI-driven results while staying ahead of the market trends as well.

7.8 Initial Marketing Channels

The initial marketing channels CAYO Inc. will use to bring highly targeted online and offline traffic to the Instalife website will be:

- Search Engine Optimization (SEO)/Pay-Per-Click (PPC) Conversions

  The Company Search Engine Optimization and Pay-Per-click campaigns will be implemented simultaneously to generate quality traffic to the Instalife platform. In the industry, SEO leads have a Fourteen Percent (14%) close rate while outbound leads have less than two percent close rate.[11] Pay-Per-Click is also an effective strategy to use with SEO to bring keyword search traffic for industry keywords from popular such as Google to the website. The Instalife platform will also be mobile-friendly to ensure the marketing strategy used will reach mobile users.

- Social Media/ Blog Content (Content Creation)

  One of the simplest ways to reach the masses is through social media platforms such as Facebook, Twitter, Instagram and LinkedIn. By implementing strategic and conversion driven content through the Company's social media and website blogs, Instalife's branding will solidify as an industry leader and become known as the "go-to" platform for instant quote life insurance.

- Email Campaigns

  Per the Direct Marketing Association, email campaigns yield an estimated Four Thousand Three Hundred Percent (4,300%) ROI; additionally, it is estimated that Ninety-One Percent (91%) of consumers check their email at least once a day on their smartphones or computers. For every dollar spent on email marketing

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[11] Critical SEO Statistics and Trends. (2015). Iron Paper. Retrieved from
http://www.ironpaper.com/webintel/articles/2015-critical-seo-statistics-and-trends/

offers a return of Forty-Four Dollars ($44).[12] It is crucial for the Company to implement an email campaign to encourage the traffic that came through the portal previously to visit the platform again, especially if the individual filled out that application but decided not to purchase insurance on the first visit.

- Public Relations Agency Fee
The Public Relations Agency the Company will hire to release press releases regarding any Company news to media outlets online and offline that the target market reads. This is critical to build the Company's brand, stay relevant, and potentially gain valuable traffic to the Instalife platform.

---

[12] Agius, A. (2015, October 22). 7 statistics that prove email marketing isn't dead. Entrepreneur. Retrieved from https://www.entrepreneur.com/article/251752

Section 8 – Revenue Model

8.1 3-Year Forecast Pro Forma

Cayo, Inc. dba InstaLifeCoverage.com 3-Year Forecast				
Revenue	**Year 1**	**Year 2**	**Year 3**	**TOTAL**
Revenue # 1 - Men 20-40 Years of Age	258,583	663,441	859,628	1,781,652
Revenue # 2 - Men 41-64 Years of Age	660,942	2,191,469	3,502,843	6,355,254
Revenue # 3 - Woman 20-40 Years of Age	191,068	633,519	1,012,616	1,837,203
Revenue # 4 - Woman 41-64 Years of Age	491,433	1,629,435	2,604,487	4,725,356
Revenue # 5 - Ancillary Financial Services	-	606,969	2,313,051	2,920,020
Sub Total Revenue	1,602,026	5,724,833	10,292,625	17,619,484
Cost of Doing Business				
Chargebacks	210,582	858,725	1,543,894	2,613,201
Commission Splits (50% of 15%)	120,152	429,362	771,947	1,321,461
Sub Total Cost of Doing Business	330,734	1,288,087	2,315,841	3,934,662
Gross Operating Profit	1,271,292	4,436,746	7,976,785	13,684,822
Fixed Expenses				
SGA Expenses	124,200	136,620	150,282	411,102
Admin & Management Payroll	283,939	326,529	359,182	969,650
Marketing Budget	405,159	511,866	563,053	1,480,079
Sub total Fixed Expenses	813,298	975,016	1,072,517	2,860,831
EBITDA	**457,994**	**3,461,730**	**6,904,267**	**10,823,991**

8.2 Market Demand Size of Master Target List

In the insurance industry, especially online with no medical check, the target market is all adults in the United States above the age of Twenty-One (21) and no more than Sixty-Five (65) years old. The total United States population is Three Hundred Twenty-One Million (321,000,000), however, Twenty-Three Percent (23%) are under the age of Eighteen (18), or, Seventy-Four Million (74,000,000); [13] [14] and those over Sixty-Five (65) Years account for Forty-Six Million (46,000,000).[15] Therefore, the adjusted target market is approximately Two Hundred Million (200,000,000).

The market was adjusted based on the following factors: (1) the percentage of Internet users in the United States is about Eighty-Seven Percent (87%), therefore, the adjusted target market is about One Hundred Seventy-Five Million (175,000,000). Additional adjustments assume that Forty-Four Percent (44%) of Americans already have life insurance totaling Eighty-Eight Million (88,000,000). [16] However Fifty-Eight Percent

---

[13] https://www.census.gov/quickfacts/table/PST045215/00

[14] http://www.census.gov/population/age/data/2012comp.html

[15] http://www.census.gov/population/age/data/2012comp.html

[16] http://www.internetworldstats.com/stats.htm

(58%) think they should purchase more. [17] To that end, the final adjusted Universal target market is One Hundred Forty-Two Million (142,000,000) Americans that need instant life coverage.[18]

8.3 MD2 - Market Demand - Adjusted Market Size Model

The target market of One Hundred Forty-Two Million (142,000,000) is further adjusted by Three (3) Factors. 1. To reflect that fact that Thirty-Nine Percent (39%) of the market group purchase term insurance. 2. Eighty-Six Percent (86%) of the market group that shop online, and 3. Sixteen Percent (16%) of the market group will purchase term insurance online. [19] This leaves an adjusted market potential of approximately Six Hundred Thirty-Nine Thousand (639,000) people.

8.4 MD3 - Market Demand Web Conversion Model

To project the number of term policies sold every month, we need to further reduce the Six Hundred Thirty-Nine Thousand (639,000) market size. Our assumptions are that only Four Percent (4%) of the target market will see the Company's advertisements; Sixteen Percent (16%) will result in site views and approximately One-Third (1/3) of those that received our message will result in new policies sold every month.

We are also factoring in the fact that the population growth of Three Percent (3%) the United States will increase the market size in subsequent months.

8.5 MD4 - Pricing Model

Instalife's pricing model is determined by Five (5) Factors; 1. Gender, 2. Age, 3. Health, 4. Smoker or Non-Smoker 5. Amount of Insurance Sought. This chart reflects the monthly premiums based upon the above factors.

8.6 MD5 - Population Grouping

The population grouping chart breaks down the size and percentage of males and females in the respective age groups of the target market in the United States.

8.7 MD6 - Marketing Budget

Direct and indirect marketing expenditures are necessary to create the appropriate results to drive prospective term insurance buyers to the Instalife site. It is anticipated that the direct expenditures will remain constant over the first Twelve (12) Months, the indirect expenditures (SEO/PPO) will increase Four Percent (4%) per month.

---

[17] http://www.limra.com
[18] http://www.limra.com/uploadedFiles/limracom/Posts/PR/LIAM/PDF/Facts-Life-2013.pdf
[19] http://www.limra.com/uploadedFiles/limracom/Posts/PR/LIAM/PDF/Facts-Life-2013.pdf

8.8 3-Year Forecast

The 3-Year Forecast is a summary of the profitability (revenue less expenses) of the company. The percentage of gross profit is expected to grow from Twenty-Nine Percent (29%) in the first year to over Sixty-Seven Percent (67%) in the third year.

8.9 12-Month Cash Flow

The 12-Month Cash Flow is a summary of the monthly cash position of the company. This reflects the infusion of One Million Dollars ($1,000,000) in investor capital through the use of a convertible note. The company quickly achieves a positive cash position and is easily in position to retire the debt.

8.10 Profit & Loss Pro forma

The Profit & Loss Pro formas reflect steady growth in all the Four (4) Revenue Groups defined. Other than the second month of the first year, all Thirty-Five Months (35) reflect steady growth.

8.11 Revenue # 1, #2, #3, #4

Revenue growth of the four target groups (Men 20-40 Years of Age, Men 41-64 Years of Age, Women 20-40 Years of Age and Women 41-64 Years of Age all show steady growth and profitability over the Thirty-Six (36) Month period. All the summaries reflect the industry standard of Fifteen Percent (15%) for commission "chargebacks" for policies that are cancelled. We believe that this number will be less projected.

8.12 Revenue # 5 - Financial Services

Revenue from financial services will be a new revenue center for Instalife. By providing these products and services to their life insurance line, the company will add additional profit from the sale of these products but will also add persistency of the term insurance customers sold.

8.13 12-Month Fixed Expense Overhead Worksheet Y1

Instalife projects that the fixed SGA expenses will remain low and consistent over the first Twelve (12) Months.

			Cayo, Inc. dba InstaLifeCoverage.com	
			MD1 - Market Demand Size of Master Target List	
Category	**Percentage**	**Adjusted Market Size**	**Reference**	
Total US Population	100%	321,418,820	https://www.census.gov/quickfacts/table/PST045215/00	
Those under 18 Years of Age	23.10%	(74,247,747)	http://www.census.gov/population/age/data/2012comp.html	
Those over 65 Years of Age	14.50%	(46,605,729)	http://www.census.gov/population/age/data/2012comp.html	
Adjusted Market Size		200,565,344		
Percentage of Internet Users	87.40%	175,294,110	http://www.internetworldstats.com/stats.htm	
Percentage of Americans with Life Insurance	44.00%	88,248,751	http://www.limra.com	
Percentage that want to Purchase More	58.00%	51,184,276	http://www.limra.com/uploadedFiles/limracom/Posts/PR/LIAM/PDF/Facts-Life-2013.pdf	
Adjusted Target Market		142,899,759	Number of Adult Americans without life insurance who use the internet,	
			plus those with insurance wishing to purchase more	

Cayo, Inc. dba InstaLifeCoverage.com
MD2 - Market Demand - Adjusted Market Size Model

Year 1	A	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Target Market		142,899,759	142,908,047	142,916,336	142,924,625	142,932,914	142,941,205	142,949,495	142,957,786	142,966,078	142,974,370	142,982,662	142,990,955
% That Purchase Term Ins	39%	55,730,906	55,734,138	55,737,371	55,740,604	55,743,837	55,747,070	55,750,303	55,753,537	55,756,770	55,760,004	55,763,238	55,766,473
% That Shop Online	86%	47,928,579	47,931,359	47,934,139	47,936,919	47,939,699	47,942,480	47,945,261	47,948,041	47,950,822	47,953,604	47,956,385	47,959,166
% That will buy Online	16%	7,668,573	7,669,017	7,669,462	7,669,907	7,670,352	7,670,797	7,671,242	7,671,687	7,672,132	7,672,577	7,673,022	7,673,467
Adjusted Market Size		639,048	639,085	639,122	639,159	639,196	639,233	639,270	639,307	639,344	639,381	639,418	639,456

Year 2	A	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
Target Market		143,820,303	143,828,644	143,836,986	143,845,329	143,853,672	143,862,016	143,870,360	143,878,704	143,887,049	143,895,394	143,903,740	143,912,087
% That Purchase Term Ins	39%	56,089,918	56,093,171	56,096,425	56,099,678	56,102,932	56,106,186	56,109,440	56,112,695	56,115,949	56,119,204	56,122,459	56,125,714
% That Shop Online	86%	48,237,330	48,240,127	48,242,925	48,245,723	48,248,522	48,251,320	48,254,119	48,256,917	48,259,716	48,262,515	48,265,315	48,268,114
% That will buy Online	16%	7,717,973	7,718,420	7,718,868	7,719,316	7,719,763	7,720,211	7,720,659	7,721,107	7,721,555	7,722,002	7,722,450	7,722,898
Adjust Market Size		643,164	643,202	643,239	643,276	643,314	643,351	643,388	643,426	643,463	643,500	643,538	643,575

Year 3	A	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
Target Market		144,746,777	144,830,730	144,914,732	144,998,782	145,082,882	145,167,030	145,251,227	145,335,472	145,419,767	145,504,110	145,588,503	145,672,944
% That Purchase Term Ins	39%	56,451,243	56,483,985	56,516,745	56,549,525	56,582,324	56,615,142	56,647,978	56,680,834	56,713,709	56,746,603	56,779,516	56,812,448
% That Shop Online	86%	48,548,069	48,576,227	48,604,401	48,632,592	48,660,799	48,689,022	48,717,261	48,745,517	48,773,790	48,802,079	48,830,384	48,858,705
% That will buy Online	16%	7,767,691	7,772,196	7,776,704	7,781,215	7,785,728	7,790,243	7,794,762	7,799,283	7,803,806	7,808,333	7,812,861	7,817,393
Adjust Market Size		647,308	647,683	648,059	648,435	648,811	649,187	649,563	649,940	650,317	650,694	651,072	651,449

Cayo, Inc. dba InstaLifeCoverage.com MD3 - Market Demand Web Conversion Model												
Year 1 Market Exposure	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Target Market	639,048	639,085	639,122	639,159	639,196	639,233	639,270	639,307	639,344	639,381	639,418	639,456
Social Media, Marketing, Ad Exposure	4.00%	4.12%	4.24%	4.37%	4.50%	4.64%	4.78%	4.92%	5.07%	5.22%	5.38%	5.54%
Site Views	16.00%	16.80%	17.64%	18.52%	19.45%	20.42%	21.44%	22.51%	23.64%	24.82%	26.06%	27.37%
Conversion Rate	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%
New Online Purchasers	1,350	1,460	1,579	1,708	1,847	1,997	2,160	2,337	2,527	2,733	2,956	3,197
Year 2 Market Exposure	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
Target Market	643,164	643,202	643,239	643,276	643,314	643,351	643,388	643,426	643,463	643,500	643,538	643,575
Social Media, Marketing, Ad Exposure	5.68%	5.82%	5.96%	6.11%	6.26%	6.42%	6.58%	6.75%	6.91%	7.09%	7.26%	7.45%
Site Views	27.64%	27.92%	28.19%	28.48%	28.76%	29.05%	29.34%	29.63%	29.93%	30.23%	30.53%	30.84%
Conversion Rate	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%
Purchase Online	3,329	3,447	3,569	3,695	3,825	3,960	4,100	4,245	4,395	4,550	4,710	4,877
Renewal Rate Previous Year	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%	80%
Cumulative Policies	4,409	4,615	4,832	5,061	5,303	5,558	5,828	6,114	6,416	6,736	7,075	7,435
Year 3 Market Exposure	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
Target Market	647,308	647,683	648,059	648,435	648,811	649,187	649,563	649,940	650,317	650,694	651,072	651,449
Social Media, Marketing, Ad Exposure	7.52%	7.60%	7.67%	7.75%	7.83%	7.90%	7.98%	8.06%	8.14%	8.23%	8.31%	8.39%
Site Views	31.14%	31.46%	31.77%	32.09%	32.41%	32.73%	33.06%	33.39%	33.72%	34.06%	34.40%	34.75%
Conversion Rate	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%
Purchase Online	5,004	5,107	5,213	5,321	5,431	5,543	5,658	5,775	5,894	6,016	6,141	6,268
Renewal Rate Previous Year	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%	75%
Cumulative Policies	8,310	8,568	8,837	9,116	9,408	9,712	10,029	10,360	10,707	11,069	11,447	11,844

Cayo, Inc. dba InstaLifeCoverage.com
MD4 - Pricing Model

Sex/Age	coverage	years	Tobacco use	Amount	Sex/Age	coverage	years	Tobacco use	Amount
MALE					**FEMALE**				
Male 30	175,000	10	No Tobacco	27.85	Female 30	175,000	10	No Tobacco	24.51
Male 30	175,000	10	Tobacco Use	42.82	Female 30	175,000	10	Tobacco Use	36.13
Male 30	350,000	10	No Tobacco	41.55	Female 30	175,000	20	No Tobacco	29.76
Male 30	350,000	10	Tobacco use	71.49	Female 30	175,000	20	Tobacco use	46.64
			Average	40.31				Average	30.70
Male 50	175,000	10	No Tobacco	51.58	Female 30	350,000	10	No Tobacco	34.86
Male 50	175,000	10	Tobacco Use	89.80	Female 30	350,000	10	Tobacco Use	58.43
Male 50	350,000	10	No Tobacco	88.37	Female 30	350,000	20	No Tobacco	45.37
Male 50	350,000	10	Tobacco use	164.81	Female 30	350,000	20	Tobacco use	79.13
			Average	84.31				Average	47.28
Male 30	175,000	20	No Tobacco	34.86	Female 50	175,000	10	No Tobacco	42.02
Male 30	175,000	20	Tobacco Use	56.68	Female 50	175,000	10	Tobacco Use	70.85
Male 30	350,000	20	No Tobacco	55.56	Female 50	175,000	20	No Tobacco	62.09
Male 30	350,000	20	Tobacco use	99.20	Female 50	175,000	20	Tobacco use	110.82
			Average	53.39				Average	61.75
Male 50	175,000	20	No Tobacco	79.45	Female 50	350,000	10	No Tobacco	69.57
Male 50	175,000	20	Tobacco Use	145.70	Female 50	350,000	10	Tobacco Use	126.90
Male 50	350,000	20	No Tobacco	144.42	Female 50	350,000	20	No Tobacco	109.39
Male 50	350,000	20	Tobacco use	276.92	Female 50	350,000	20	Tobacco use	206.85
			Average	136.78				Average	108.83

Cayo, Inc. dba InstaLifeCoverage.com
MD5 - Population Grouping

Age	Both sexes		Male		Female	
	Number	Percent	Number	Percent	Number	Percent
All ages	308,827	100.0	151,175	100.0	157,653	100.0
Under 5 years	20,110	6.5	10,273	6.8	9,837	6.2
5 to 9 years	20,416	6.6	10,427	6.9	9,989	6.3
10 to 14 years	20,605	6.7	10,529	7.0	10,076	6.4
15 to 19 years	21,239	6.9	10,840	7.2	10,399	6.6
20 to 24 years	**21,878**	**7.1**	**10,987**	**7.3**	**10,891**	**6.9**
25 to 29 years	**20,893**	**6.8**	**10,430**	**6.9**	**10,464**	**6.6**
30 to 34 years	**20,326**	**6.6**	**10,034**	**6.6**	**10,292**	**6.5**
.35 to 39 years	**19,140**	**6.2**	**9,421**	**6.2**	**9,719**	**6.2**
.40 to 44 years	**20,787**	**6.7**	**10,255**	**6.8**	**10,532**	**6.7**
.45 to 49 years	**21,583**	**7.0**	**10,584**	**7.0**	**11,000**	**7.0**
.50 to 54 years	**22,372**	**7.2**	**10,906**	**7.2**	**11,466**	**7.3**
.55 to 59 years	**20,470**	**6.6**	**9,879**	**6.5**	**10,592**	**6.7**
.60 to 64 years	**17,501**	**5.7**	**8,278**	**5.5**	**9,223**	**5.8**
65 to 69 years	13,599	4.4	6,461	4.3	7,139	4.5
70 to 74 years	9,784	3.2	4,519	3.0	5,265	3.3
75 to 79 years	7,331	2.4	3,122	2.1	4,209	2.7
80 to 84 years	5,786	1.9	2,421	1.6	3,365	2.1
85 years and over	5,006	1.6	1,809	1.2	3,196	2.0
			Men	20-40		27.0
			Men	40-64		33.0
			Women	20-40		26.2
			Women	40-64		33.5
			Total			119.7
			Men	20-40		22.56%
			Men	40-64		27.57%
			Women	20-40		21.89%
			Women	40-64		27.99%
						100%

Cayo, Inc. dba InstaLifeCoverage.com MD6 - Marketing Budget												
Year 1 MARKETING BUDGET	**Month 1**	**Month 2**	**Month 3**	**Month 4**	**Month 5**	**Month 6**	**Month 7**	**Month 8**	**Month 9**	**Month 10**	**Month 11**	**Month 12**
SEO/PPC Conversions	10,225	10,532	10,849	11,175	11,511	11,857	12,213	12,580	12,958	13,348	13,749	14,162
Industry Web Advertising	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000
Social Media/Blog Content	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000
Email campaigns	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
Market Share Analysis	800	800	800	800	800	800	800	800	800	800	800	800
Mobile Marketing	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000
Monthly Server/Site Main.	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000
Public Relations Agency Fee	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000
Site Hosting & Software	3,000	3,000	3,500	4,000	4,500	5,000	5,500	5,500	5,500	5,500	5,500	5,500
Web Marketing, Content, Operations	30,225	30,532	31,349	32,175	33,011	33,857	34,713	35,080	35,458	35,848	36,249	36,662
Year 2 MARKETING BUDGET												
SEO/PPC Conversions	18,251	18,708	19,177	19,658	20,150	20,655	21,173	21,703	22,247	22,805	23,376	23,962
Web-Based Marketing	20,000	20,000	20,500	21,000	21,500	22,000	22,500	22,500	22,500	22,500	22,500	22,500
Year 2 Marketing & Sales Budget	38,251	38,708	39,677	40,658	41,650	42,655	43,673	44,203	44,747	45,305	45,876	46,462
Year 3 MARKETING BUDGET												
SEO/PPC Conversions	24,342	24,600	24,860	25,123	25,389	25,658	25,930	26,204	26,482	26,762	27,045	27,331
Web-Based Marketing	20,000	20,000	20,500	21,000	21,500	22,000	22,500	22,500	22,500	22,500	22,500	22,500
Year 3 Marketing & Sales Budget	44,342	44,600	45,360	46,123	46,889	47,658	48,430	48,704	48,982	49,262	49,545	49,831

Cayo, Inc. dba InstaLifeCoverage.com
12-Month Cash Flow

CASH-IN	**Beta**	**Beta**	**Beta**	**Beta**	**Month 1**	**Month 2**	**Month 3**	**Month 4**	**Month 5**	**Month 6**	**Month 7**	**Month 8**
Starting Balance	80,000	60,000	57,731	61,317	64,903	120,179	199,551	103,841	111,948	125,928	146,316	173,694
Convertible Note Capital	-	100,000	250,000	250,000	200,000	200,000	-	-	-	-	-	-
Revenue # 1 - Men 20-40 Years of Age	-	-	-	-	13,500	14,601	15,792	17,080	18,474	19,980	21,610	23,372
Revenue # 2 - Men 41-64 Years of Age	-	-	-	-	34,507	37,321	40,365	43,658	47,219	51,070	55,235	59,740
Revenue # 3 - Woman 20-40 Years of Age	-	-	-	-	9,975	10,789	11,669	12,621	13,650	14,763	15,968	17,270
Revenue # 4 - Woman 41-64 Years of Age	-	-	-	-	25,657	27,750	30,013	32,461	35,109	37,972	41,069	44,419
Sub Total Revenue	80,000	160,000	307,731	311,317	348,543	410,641	297,391	209,661	226,399	249,714	280,198	318,496
CASH OUT												
Start-Up Expenses												
Accounting and CPA	-	3,000	3,000	3,000	-	-	-	-	-	-	-	-
As Earned Risk Cash Flow (5 Months)	-	-	98,442	98,442	98,442	98,442	98,442	-	-	-	-	-
Final Website Development Expenses	-	50,000	50,000	50,000	-	-	-	-	-	-	-	-
Blue Moon Advisors	20,000	-	-	-	-	-	-	-	-	-	-	-
Marketing (3 Months)	-	-	30,702	30,702	30,702	-	-	-	-	-	-	-
Payroll Burn Rate - (3 Months)	-	23,269	23,269	23,269	-	-	-	-	-	-	-	-
State Licensing		16,000	16,000	16,000	-	-	-	-	-	-	-	-
Operating Expenses												
Chargebacks	-	-	-	-	-	12,546	13,569	14,676	15,873	17,168	18,568	20,082
Commission Splits (50% of 15%)	-	-	-	-	6,273	6,785	7,338	7,936	8,584	9,284	10,041	10,860
SGA Expenses	-	-	-	-	10,350	10,350	10,350	10,350	10,350	10,350	10,350	10,350
Admin & Management Payroll	-	-	-	-	23,205	23,268	23,335	23,408	23,487	23,573	23,665	23,765
Marketing Budget	-	-	-	-	30,225	30,532	31,349	32,175	33,011	33,857	34,713	35,080
Convertible Note	-	-	-	-	9,167	9,167	9,167	9,167	9,167	9,167	9,167	9,167
Raise Fees	-	10,000	25,000	25,000	20,000	20,000	-	-	-	-	-	-
SUB TOTAL CASH OUT	20,000	102,269	246,414	246,414	228,364	211,089	193,550	97,712	100,471	103,398	106,504	109,304
Cash Balance	60,000	57,731	61,317	64,903	120,179	199,551	103,841	111,948	125,928	146,316	173,694	209,192

Revenue	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
Cayo, Inc. dba InstaLifeCoverage.com												
Profit & Loss Pro forma - FY1												
Revenue # 1 - Men 20-40 Years of Age	13,500	14,601	15,792	17,080	18,474	19,980	21,610	23,372	25,279	27,341	29,571	31,982
Revenue # 2 - Men 41-64 Years of Age	34,507	37,321	40,365	43,658	47,219	51,070	55,235	59,740	64,613	69,883	75,583	81,748
Revenue # 3 - Woman 20-40 Years of Age	9,975	10,789	11,669	12,621	13,650	14,763	15,968	17,270	18,679	20,202	21,850	23,632
Revenue # 4 - Woman 41-64 Years of Age	25,657	27,750	30,013	32,461	35,109	37,972	41,069	44,419	48,042	51,960	56,198	60,782
Sub Total Revenue	83,640	90,462	97,840	105,820	114,451	123,786	133,882	144,802	156,612	169,386	183,202	198,144
Cost of Doing Business												
Chargebacks	0	12,546	13,569	14,676	15,873	17,168	18,568	20,082	21,720	23,492	25,408	27,480
Commission Splits (50% of 15%)	6,273	6,785	7,338	7,936	8,584	9,284	10,041	10,860	11,746	12,704	13,740	14,861
Sub Total Cost of Doing Business	6,273	19,331	20,907	22,612	24,457	26,452	28,609	30,942	33,466	36,196	39,148	42,341
Gross Operating Profit	77,367	71,131	76,933	83,207	89,994	97,334	105,273	113,859	123,146	133,190	144,054	155,803
Fixed Expenses												
SGA Expenses	10,350	10,350	10,350	10,350	10,350	10,350	10,350	10,350	10,350	10,350	10,350	10,350
Admin & Management Payroll	23,205	23,268	23,335	23,408	23,487	23,573	23,665	23,765	23,873	23,990	24,116	24,253
Marketing Budget	30,225	30,532	31,349	32,175	33,011	33,857	34,713	35,080	35,458	35,848	36,249	36,662
Sub total Fixed Expenses	63,780	64,150	65,034	65,933	66,848	67,779	68,728	69,195	69,681	70,188	70,715	71,266
EBITDA	13,587	6,981	11,899	17,274	23,146	29,555	36,545	44,664	53,465	63,002	73,338	84,538

	Cayo, Inc. dba InstaLifeCoverage.com Profit & Loss Pro forma - FY2											
Revenue	**Month 13**	**Month 14**	**Month 15**	**Month 16**	**Month 17**	**Month 18**	**Month 19**	**Month 20**	**Month 21**	**Month 22**	**Month 23**	**Month 24**
Revenue # 1 - Men 20-40 Years of Age	42,507	44,433	46,463	48,601	50,856	53,234	55,744	58,394	61,193	64,151	67,278	70,586
Revenue # 2 - Men 41-64 Years of Age	134,528	141,563	149,033	156,969	165,403	174,370	183,909	194,061	204,870	216,383	228,651	241,730
Revenue # 3 - Woman 20-40 Years of Age	38,890	40,924	43,083	45,377	47,815	50,408	53,165	56,100	59,225	62,553	66,099	69,880
Revenue # 4 - Woman 41-64 Years of Age	100,026	105,257	110,811	116,712	122,983	129,650	136,743	144,291	152,328	160,888	170,010	179,735
Revenue # 5 - Ancillary Financial Services	6,512	13,325	20,454	27,917	35,732	43,919	52,500	61,495	70,930	80,830	91,221	102,134
Sub Total Revenue	322,462	345,502	369,844	395,576	422,789	451,582	482,061	514,342	548,545	584,804	623,260	664,066
Cost of Doing Business												
Chargebacks	48,369	51,825	55,477	59,336	63,418	67,737	72,309	77,151	82,282	87,721	93,489	99,610
Commission Splits (50% of 15%)	24,185	25,913	27,738	29,668	31,709	33,869	36,155	38,576	41,141	43,860	46,745	49,805
Sub Total Cost of Doing Business	72,554	77,738	83,215	89,005	95,127	101,606	108,464	115,727	123,423	131,581	140,234	149,415
Gross Operating Profit	249,908	267,764	286,629	306,571	327,661	349,976	373,597	398,615	425,123	453,223	483,027	514,651
Fixed Expenses												
SGA Expenses	11,385	11,385	11,385	11,385	11,385	11,385	11,385	11,385	11,385	11,385	11,385	11,385
Admin & Management Payroll	26,686	26,758	26,836	26,919	27,010	27,109	27,215	27,330	27,454	27,588	27,734	27,891
Marketing Budget	38,251	38,708	39,677	40,658	41,650	42,655	43,673	44,203	44,747	45,305	45,876	46,462
Sub total Fixed Expenses	76,322	76,851	77,898	78,962	80,046	81,149	82,273	82,918	83,586	84,278	84,995	85,738
EBITDA	173,586	190,913	208,732	227,609	247,616	268,827	291,325	315,697	341,536	368,945	398,032	428,913

Revenue	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
Revenue # 1 - Men 20-40 Years of Age	61,893	63,475	65,107	66,793	68,535	70,336	72,198	74,125	76,119	78,184	80,323	82,541
Revenue # 2 - Men 41-64 Years of Age	241,449	249,329	257,548	266,126	275,083	284,442	294,226	304,460	315,172	326,390	338,145	350,472
Revenue # 3 - Woman 20-40 Years of Age	69,799	72,077	74,453	76,933	79,522	82,228	85,056	88,015	91,111	94,354	97,752	101,316
Revenue # 4 - Woman 41-64 Years of Age	179,526	185,385	191,496	197,874	204,534	211,493	218,767	226,377	234,341	242,682	251,423	260,588
Revenue # 5 - Financial Services	114,523	127,293	140,459	154,037	168,045	182,500	197,422	212,831	228,749	245,198	262,203	279,789
Sub Total Revenue	667,191	697,559	729,064	761,764	795,720	830,999	867,669	905,807	945,492	986,808	1,029,847	1,074,706
Cost of Doing Business												
Chargebacks	100,079	104,634	109,360	114,265	119,358	124,650	130,150	135,871	141,824	148,021	154,477	161,206
Commission Splits (50% of 15%)	50,039	52,317	54,680	57,132	59,679	62,325	65,075	67,936	70,912	74,011	77,239	80,603
Sub Total Cost of Doing Business	150,118	156,951	164,039	171,397	179,037	186,975	195,226	203,807	212,736	222,032	231,716	241,809
Gross Operating Profit	517,073	540,608	565,025	590,367	616,683	644,024	672,444	702,001	732,756	764,776	798,131	832,897
Fixed Expenses												
SGA Expenses	12,524	12,524	12,524	12,524	12,524	12,524	12,524	12,524	12,524	12,524	12,524	12,524
Admin & Management Payroll	29,355	29,434	29,519	29,611	29,711	29,819	29,936	30,063	30,199	30,347	30,507	30,680
Marketing Budget	42,076	42,579	43,645	44,723	45,815	46,921	48,040	48,624	49,222	49,835	50,464	51,108
Sub total Fixed Expenses	83,954	84,536	85,687	86,858	88,050	89,264	90,500	91,210	91,945	92,706	93,495	94,312
EBITDA	433,119	456,072	479,337	503,509	528,633	554,760	581,944	610,791	640,811	672,070	704,637	738,585

Cayo, Inc. dba InstaLifeCoverage.com
Profit & Loss Pro forma - FY3

Cayo, Inc. dba InstaLifeCoverage.com Revenue # 1 - Men 20-40 Years of Age											
Year 1 Market Exposure	**Month 1**	**Month 2**	**Month 3**	**Month 4**	**Month 5**	**Month 6**	**Month 7**	**Month 8**	**Month 9**	**Month 10**	**Month 11**	**Month 12**
% of Policies	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%
Policies Sold	304	329	356	385	417	451	487	527	570	617	667	721
Average Monthly Premium	40	40	40	40	40	40	40	40	40	40	40	40
Premiums Collected	12,273	13,274	14,357	15,528	16,794	18,164	19,645	21,248	22,981	24,855	26,882	29,075
1st Year Commission 110%	13,500	14,601	15,792	17,080	18,474	19,980	21,610	23,372	25,279	27,341	29,571	31,982
Chargebacks by %	0%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%
Chargebacks $	-	2,025	2,190	2,369	2,562	2,771	2,997	3,241	3,506	3,792	4,101	4,436

Year 2 Market Exposure	**Month 13**	**Month 14**	**Month 15**	**Month 16**	**Month 17**	**Month 18**	**Month 19**	**Month 20**	**Month 21**	**Month 22**	**Month 23**	**Month 24**
% of Policies	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%
New Policies Sold	751	777	805	833	863	893	925	957	991	1,026	1,062	1,100
Renewals (75%)	228	247	267	289	312	338	365	395	428	462	500	541
Average Monthly Premium	40	40	40	40	40	40	40	40	40	40	40	40
Premiums Collected	39,479	41,299	43,218	45,242	47,378	49,633	52,016	54,534	57,197	60,014	62,995	66,152
1st Year Commission 110%	33,302	34,478	35,695	36,956	38,260	39,611	41,010	42,458	43,957	45,510	47,116	48,780
2nd Year Commissions 50%	9,205	9,955	10,767	11,646	12,596	13,623	14,734	15,936	17,236	18,641	20,162	21,806
Chargebacks by %	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%
Chargebacks $	4,797	6,376	6,665	6,969	7,290	7,628	7,985	8,362	8,759	9,179	9,623	10,092

Year 3 Market Exposure	**Month 25**	**Month 26**	**Month 27**	**Month 28**	**Month 29**	**Month 30**	**Month 31**	**Month 32**	**Month 33**	**Month 34**	**Month 35**	**Month 36**
% of Policies	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%	22.56%
New Policies Sold	1,129	1,152	1,176	1,200	1,225	1,250	1,276	1,303	1,330	1,357	1,385	1,414
Renewals (75%)	734.47	768.33	804.02	841.68	881.42	923.38	967.71	1,014.56	1,064.09	1,116.50	1,171.96	1,230.69
Average Monthly Premium	40	40	40	40	40	40	40	40	40	40	40	40
Premiums Collected	75,109	77,415	79,815	82,314	84,917	87,630	90,460	93,414	96,497	99,719	103,087	106,610
1st Year Commission 110%	50,049	51,085	52,142	53,221	54,322	55,446	56,593	57,764	58,960	60,180	61,425	62,696
Renewal Commissions 40%	11,844	12,390	12,965	13,573	14,213	14,890	15,605	16,360	17,159	18,004	18,898	19,846
Chargebacks by %	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%
Chargebacks $	3,271	9,284	9,521	9,766	10,019	10,280	10,550	10,830	11,119	11,418	11,728	12,048

Cayo, Inc. dba InstaLifeCoverage.com
Revenue # 2 - Men 41-64 Years of Age

Year 1 Market Exposure	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
% of Policies	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%
Policies Sold	372	402	435	471	509	551	596	644	697	754	815	881
Average Monthly Premium	84	84	84	84	84	84	84	84	84	84	84	84
Premiums Collected	31,370	33,929	36,696	39,689	42,926	46,427	50,214	54,309	58,739	63,530	68,712	74,316
1st Year Commission 110%	34,507	37,321	40,365	43,658	47,219	51,070	55,235	59,740	64,613	69,883	75,583	81,748
Chargebacks by %	0%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%
Chargebacks $	-	5,176	5,598	6,055	6,549	7,083	7,660	8,285	8,961	9,692	10,482	11,337

Year 2 Market Exposure	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
% of Policies	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%
New Policies Sold	918	950	984	1,019	1,055	1,092	1,130	1,170	1,212	1,254	1,299	1,344
Renewals (75%)	279	302	326	353	382	413	447	483	523	565	611	661
Average Monthly Premium	84	84	84	84	84	84	84	84	84	84	84	84
Premiums Collected	100,909	105,561	110,465	115,638	121,098	126,863	132,953	139,390	146,196	153,396	161,016	169,085
1st Year Commission 110%	111,000	116,117	121,511	127,202	133,208	139,550	146,249	153,329	160,815	168,735	177,117	185,993
2nd Year Commissions 50%	23,527	25,446	27,522	29,767	32,194	34,820	37,660	40,732	44,054	47,647	51,534	55,737
Chargebacks by %	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%
Chargebacks $	12,262	20,179	21,234	22,355	23,545	24,810	26,156	27,586	29,109	30,730	32,457	34,298

Year 3 Market Exposure	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
% of Policies	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%	27.57%
New Policies Sold	1,379	1,408	1,437	1,467	1,497	1,528	1,560	1,592	1,625	1,659	1,693	1,728
Renewals (75%)	897.69	939.07	982.70	1,028.72	1,077.29	1,128.58	1,182.75	1,240.01	1,300.56	1,364.61	1,432.40	1,504.18
Average Monthly Premium	84	84	84	84	84	84	84	84	84	84	84	84
Premiums Collected	191,979	197,874	204,008	210,395	217,049	223,985	231,218	238,766	246,648	254,883	263,491	272,496
1st Year Commission 110%	211,177	217,661	224,409	231,435	238,754	246,383	254,340	262,643	271,313	280,371	289,840	299,746
Renewal Commissions 40%	30,273	31,668	33,139	34,692	36,329	38,059	39,886	41,817	43,859	46,019	48,305	50,725
Chargebacks by %	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%
Chargebacks $	8,361	36,217	37,399	38,632	39,919	41,263	42,666	44,134	45,669	47,276	48,958	50,722

Cayo, Inc. dba InstaLifeCoverage.com
Revenue # 3 - Woman 20-40 Years of Age

Year 1 Market Exposure	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
% of Policies	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%
Policies Sold	295	320	346	374	404	437	473	511	553	598	647	700
Average Monthly Premium	31	31	31	31	31	31	31	31	31	31	31	31
Premiums Collected	9,069	9,808	10,608	11,473	12,409	13,421	14,516	15,700	16,981	18,366	19,863	21,484
1st Year Commission 110%	9,975	10,789	11,669	12,621	13,650	14,763	15,968	17,270	18,679	20,202	21,850	23,632
Chargebacks by %	0%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%
Chargebacks $	-	1,496	1,618	1,750	1,893	2,048	2,215	2,395	2,590	2,802	3,030	3,277

Year 2 Market Exposure	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
% of Policies	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%
New Policies Sold	729	754	781	809	837	867	897	929	962	996	1,031	1,067
Renewals (75%)	222	240	259	280	303	328	355	384	415	449	485	525
Average Monthly Premium	31	31	31	31	31	31	31	31	31	31	31	31
Premiums Collected	29,171	30,516	31,934	33,429	35,008	36,674	38,435	40,295	42,263	44,344	46,547	48,880
1st Year Commission 110%	32,088	33,567	35,127	36,772	38,508	40,342	42,278	44,325	46,489	48,779	51,202	53,768
2nd Year Commissions 50%	6,801	7,356	7,956	8,605	9,307	10,066	10,887	11,775	12,735	13,774	14,898	16,113
Chargebacks by %	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%
Chargebacks $	3,545	5,833	6,139	6,462	6,807	7,172	7,561	7,975	8,415	8,884	9,383	9,915

Year 3 Market Exposure	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
% of Policies	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%	21.89%
New Policies Sold	1,095	1,118	1,141	1,165	1,189	1,213	1,238	1,264	1,290	1,317	1,344	1,372
Renewals (75%)	712.71	745.56	780.20	816.74	855.30	896.02	939.04	984.50	1,032.56	1,083.42	1,137.24	1,194.23
Average Monthly Premium	31	31	31	31	31	31	31	31	31	31	31	31
Premiums Collected	55,498	57,202	58,975	60,822	62,745	64,750	66,841	69,024	71,302	73,683	76,171	78,774
1st Year Commission 110%	61,048	62,922	64,873	66,904	69,020	71,225	73,526	75,926	78,432	81,051	83,788	86,652
Renewal Commissions 40%	8,751	9,155	9,580	10,029	10,502	11,002	11,530	12,089	12,679	13,303	13,964	14,664
Chargebacks by %	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%
Chargebacks $	2,417	10,470	10,812	11,168	11,540	11,928	12,334	12,758	13,202	13,667	14,153	14,663

Cayo, Inc. dba InstaLifeCoverage.com
Revenue # 4 - Woman 41-64 Years of Age

Year 1 Market Exposure	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
% of Policies	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%
Policies Sold	378	409	442	478	517	559	605	654	707	765	827	895
Average Monthly Premium	62	62	62	62	62	62	62	62	62	62	62	62
Premiums Collected	23,325	25,227	27,285	29,510	31,917	34,520	37,336	40,381	43,675	47,237	51,090	55,257
1st Year Commission 110%	25,657	27,750	30,013	32,461	35,109	37,972	41,069	44,419	48,042	51,960	56,198	60,782
Chargebacks by %	0%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%
Chargebacks $	-	3,849	4,162	4,502	4,869	5,266	5,696	6,160	6,663	7,206	7,794	8,430

Year 2 Market Exposure	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
% of Policies	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%
New Policies Sold	932	965	999	1,034	1,070	1,108	1,147	1,188	1,230	1,273	1,318	1,365
Renewals (75%)	283	306	331	358	388	419	453	490	530	574	621	671
Average Monthly Premium	62	62	62	62	62	62	62	62	62	62	62	62
Premiums Collected	75,030	78,488	82,135	85,981	90,041	94,327	98,856	103,641	108,702	114,055	119,721	125,721
1st Year Commission 110%	82,533	86,337	90,348	94,579	99,045	103,760	108,741	114,006	119,572	125,461	131,693	138,293
2nd Year Commissions 50%	17,493	18,920	20,463	22,133	23,938	25,890	28,002	30,286	32,756	35,428	38,317	41,442
Chargebacks by %	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%
Chargebacks $	9,117	15,004	15,789	16,622	17,507	18,447	19,448	20,511	21,644	22,849	24,133	25,502

Year 3 Market Exposure	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
% of Policies	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%	27.99%
New Policies Sold	1,400	1,429	1,459	1,489	1,520	1,551	1,583	1,616	1,650	1,684	1,719	1,754
Renewals (75%)	911.29	953.30	997.59	1,044.31	1,093.61	1,145.68	1,200.68	1,258.80	1,320.26	1,385.28	1,454.10	1,526.97
Average Monthly Premium	62	62	62	62	62	62	62	62	62	62	62	62
Premiums Collected	142,743	147,126	151,687	156,436	161,384	166,540	171,919	177,531	183,392	189,514	195,915	202,611
1st Year Commission 110%	157,017	161,839	166,856	172,080	177,522	183,195	189,111	195,284	201,731	208,466	215,507	222,872
Renewal Commissions 40%	22,509	23,546	24,640	25,794	27,012	28,298	29,657	31,092	32,611	34,217	35,916	37,716
Chargebacks by %	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%	15%
Chargebacks $	6,216	26,929	27,808	28,724	29,681	30,680	31,724	32,815	33,957	35,151	36,402	37,713

Cayo, Inc. dba InstaLifeCoverage.com
Revenue # 5 - Ancillary Financial Services

Year 2 Market Exposure	Month 13	Month 14	Month 15	Month 16	Month 17	Month 18	Month 19	Month 20	Month 21	Month 22	Month 23	Month 24
Total Policies	4,342	4,542	4,753	4,975	5,210	5,458	5,720	5,997	6,290	6,600	6,928	7,275
% That Engage for Financial Services	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
New Clients	130	136	143	149	156	164	172	180	189	198	208	218
Cumulative	130	266	409	558	715	878	1,050	1,230	1,419	1,617	1,824	2,043
Average Recurring Income	50	50	50	50	50	50	50	50	50	50	50	50
Recurring Revenue	6,512	13,325	20,454	27,917	35,732	43,919	52,500	61,495	70,930	80,830	91,221	102,134

Year 3 Market Exposure	Month 25	Month 26	Month 27	Month 28	Month 29	Month 30	Month 31	Month 32	Month 33	Month 34	Month 35	Month 36
% of Policies	8,260	8,513	8,777	9,052	9,338	9,637	9,948	10,273	10,612	10,966	11,337	11,724
% That Engage for Financial Services	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
New Clients	248	255	263	272	280	289	298	308	318	329	340	352
Cumulative	2,290	2,546	2,809	3,081	3,361	3,650	3,948	4,257	4,575	4,904	5,244	5,596
Average Recurring Income	50	50	50	50	50	50	50	50	50	50	50	50
Recurring Revenue	114,523	127,293	140,459	154,037	168,045	182,500	197,422	212,831	228,749	245,198	262,203	279,789

	Cayo, Inc. dba InstaLifeCoverage.com 12-Month Expense Worksheet 2016											
	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
FIXED SGA EXPENSES												
Outsourced Data Processing	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Internet Encryption & Security	300	300	300	300	300	300	300	300	300	300	300	300
Dues & Subscriptions	750	750	750	750	750	750	750	750	750	750	750	750
Office - Facility Property Rent	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500	1,500
Insurance	500	500	500	500	500	500	500	500	500	500	500	500
Licensing	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250
Office Supplies	400	400	400	400	400	400	400	400	400	400	400	400
Outsourced Services	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Professional fees	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000	1,000
Telephone/Communications	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200	1,200
Vehicle Leases	800	800	800	800	800	800	800	800	800	800	800	800
Web/hosting/internet	150	150	150	150	150	150	150	150	150	150	150	150
Total Fixed Expenses	10,350	10,350	10,350	10,350	10,350	10,350	10,350	10,350	10,350	10,350	10,350	10,350

Payroll	Month 1	Month 2	Month 3	Month 4	Month 5	Month 6	Month 7	Month 8	Month 9	Month 10	Month 11	Month 12
				Cayo, Inc. dba InstaLifeCoverage.com								
				Payroll Worksheet - Year 1								
Executives	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500	7,500
Customer Service	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000	4,000
Sales Support Staff	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000
Internet Sales Staff	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000
Administrative	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500	2,500
Gross Wages	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
Formula for Commissions	6,273	6,785	7,338	7,936	8,584	9,284	10,041	10,860	11,746	12,704	13,740	14,861
Grand Total for Payroll Expenses	26,273	26,785	27,338	27,936	28,584	29,284	30,041	30,860	31,746	32,704	33,740	34,861
Payroll Expenses												
Worker's Comp 1.7%	447	455	465	475	486	498	511	525	540	556	574	593
Payroll Admin Exp. 1.5%	394	402	410	419	429	439	451	463	476	491	506	523
Payroll Taxes 9%	2,365	2,411	2,460	2,514	2,573	2,636	2,704	2,777	2,857	2,943	3,037	3,137
Sub Total Payroll Expenses	3,205	3,268	3,335	3,408	3,487	3,573	3,665	3,765	3,873	3,990	4,116	4,253
Total Payroll	23,205	23,268	23,335	23,408	23,487	23,573	23,665	23,765	23,873	23,990	24,116	24,253

Cayo, Inc. dba InstaLifeCoverage.com Start-Up & Use of Funds					
$100,000 Minimum Raised			**$1,000,000 Maximum Raised**		
Use of Capital			Use of Capital		
Accounting and CPA	$	5,000	Accounting and CPA	$	12,000
As Earned Risk Cash Flow	$	-	As Earned Risk Cash Flow (5 Months)	$	362,253
Final Website Development Expenses	$	30,000	Final Website Development Expenses	$	150,000
Funding Fees	$	10,000	Funding Fees	$	100,000
Document Prep Fees	$	20,000	Document Prep Fees	$	20,000
Marketing	$	20,000	Marketing (3 Months)	$	92,106
Payroll Burn Rate	$	-	Payroll Burn Rate - (3 Months)	$	69,808
Sub total	$	85,000	Sub total	$	806,167
Reserves	$	15,000	Reserves	$	193,833
Total Start-Up Budget	$	100,000	Total Start-Up Budget	$	1,000,000

Section 9 – Risks

9.1 Risk and Disclosures

High Degree of Risk

The purchase of Shares in the Company involves a high-degree of risk. Prospective Shareholders should carefully consider the risks described below in addition to other information set forth in this offering statement before making a business and/or financial decision to become a Shareholder of the Company and purchase Shares. The risks and uncertainties described below are not exclusive. Additional risks and uncertainties not presently known or that the Company currently deems immaterial may also impair its business operations. If one or more of the following risks actually occur, the Company's business operations and financial condition could be materially adversely affected. In that case, an investor may lose all or part of his or her financial participation.

Risks Related to the Company

Cayo, Inc. and its Founders, Directors and Officers are committed to disclosure, transparency and communication between each other, the Company's shareholders, employees, clients and stakeholders. To that end, Cayo operates an enterprise within a highly speculative business sector that is transforming the traditional insurance buying experience. The services the Company and its affiliated enterprises offer are, by their nature, exceptionally high risk since the Company is conducting business online. All current, proposed or future shareholders that commit their investment capital to Cayo its affiliated companies should know that the ownership of equity in this enterprise is to be considered highly speculative. The speculative nature of the company's business, together with the lack of liquidity of the shares, makes the purchase of shares suitable only for shareholders who have adequate financial means and who can afford the total loss of their investment. Accordingly, shareholders may be required to make certain representations as to their net worth, income and ability to bear the loss of their investment.

Forward-Looking Statements
You should not rely on forward-looking statements in this offering statement. This offering statement (and the documents made available to potential Shareholders) contains forward-looking statements involving risks and uncertainties. These statements relate to future events or the Company's future financial performance. Any statement that is not a reference to historical fact is a forward-looking statement. For example, in some cases, you can identify forward-looking statements by terminology such as "could," "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms, or other comparable terminology. These statements are only hypotheses and predictions. Actual events or results may, and often do, differ materially. In evaluating these statements, you should specifically consider various important factors including the risks described above and below under "Risk Factors" and in other parts of this offering statement. These factors may cause actual results to differ materially from any forward-looking statement.

Although the expectations reflected in all forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any forward-looking statements. The Company is under no duty to update any of the forward-looking statements after the date of this offering statement to conform them to actual results or to changes in the Company's expectations.

A New Entity With No Past Performance
Cayo, Inc. is doing business as instalifecovereage.com, which is a new entity created on June 2015. As a newly formed corporation, it has no operating history. The concept of selling life insurance on an online platform has very limited past history to prove a substantial performance. For all the reasons stated above, the risk of minimal past performance, both by the company and the industry, causes a substantial risk.

No Independent Market Study Has Been Performed Regarding this Offering
No market study regarding the effect of this Offering has been conducted. In formulating the Company's business plan, the Company has relied on the judgment of its Officers and Directors, and outside Consultants. The effect of the sale of the Shares has not been analyzed for its effect on the Company's operations or its ability to obtain funds or financing. As a result, the Company may not be able to sell a sufficient portion of this offering to allow it to operate successfully. Even if the Company does sell this entire Offering it may still not become profitable and you may lose your entire investment.

Your investment will be subject to an arbitrary Offering price
The Offering Price of the Shares has been determined based the experience of the Company's Officers and Directors ("Management") with similar projects and products, Management's consultation with its advisors and the anticipated expenses to be paid as a result of the Offering. The Offering Price of the Shares is not an indication of their

value or the value of Company's assets. No assurance is or can be given that any of the Shares, if transferable, could be sold for the Offering Price or for any amount.

<u>We may not be able to raise the Maximum Offering</u>
While the Company will be able to operate while it is raising money, if the Maximum Offering is not accomplished, the Company may be required to borrow subsequent funds to meet its operating objectives. In the event that additional funds are not obtained, the Company may not be able to meet its objectives.

<u>Investment in the Company is highly speculative</u>
Investment in the Company is speculative and by investing, each investor assumes the risk of losing a substantial portion or all of their capital investment. The Management believes that by developing and marketing the products and services offered by the Company, that an investor's capital will be preserved for their benefit and a reasonable return. However, this objective of the Management may not be realized and there is no guarantee of any return on a Shareholder's investment. You may lose some or all of your investment. Only investors who are able to bear the loss of their entire investment, and who otherwise meet the qualifications discussed in this offering statement, should consider investing in the Shares.

<u>The Management will have broad discretion in the application of Distributable Cash</u>
The Company may use funds solely for (I) actual capital investment in the business operations and/or assets of the Company; and (II) payment of organization and syndication fees and expenses related to the Offering. Although the Company has designated the proceeds of this Offering for specific uses, the Company's Management shall have wide discretion as to the exact priority and timing of the allocation of funds raised from this Offering. The allocation of the proceeds of the Offering may vary significantly depending upon numerous factors and may be used disproportionately to that set forth in the "Use of Proceeds." The Company's Management may invest or utilize the proceeds from this Offering in ways in which not all the Shareholders may agree.

<u>The estimates and projections contained in this Memorandum may not be realized</u>
Any estimates or projections in this offering statement or provided elsewhere have been prepared on the basis of assumptions and hypotheses, which the Management believes to be reasonable. However, no assurance can be given that the potential benefits described in this offering statement will be achieved.

<u>Your investments may be subject to risks arising under securities laws</u>
The Shares are being sold to Shareholders pursuant to the exemptions from registration requirements under the Federal Securities Act of 1933, as amended, provided by Section 4(a)(6) of the Act that provides an exemption from registration for certain crowdfunding transactions. In addition, the Company has represented that this offering statement does not contain any untrue statements of a material fact or omitted a material fact necessary in order to make any statements contained herein true. However, if these representations are inaccurate with respect to a material fact or if this Offering

otherwise fails to qualify for an exemption under federal or state securities laws, then each investor may have the right under federal or state securities laws to rescind his/her purchase and receive a refund of his/her purchase price in full, plus interest less income received upon the tender of the securities purchased by him/her. If some Shareholders were successful in seeking a rescission, the Company could face severe financial demands that could adversely affect it as a whole, including the interests of non-rescinding Shareholders.

<u>You will have little control over operations</u>
You will have limited voting rights and will have no control over our Management and must rely almost exclusively on the Management. The Management has complete authority to make decisions regarding the Company's day-to-day operations. The Management may take actions with which you disagree. You will not have any right to object to most Management decisions unless the Management breaches its duties. You will be able to remove the Management only by vote of Shareholders requiring a majority interest in the voting shares of the company or in other limited instances. The Company's Shareholders will not be able to amend its bylaws in ways that adversely affect its Management without its consent.

<u>Shares are restricted</u>
There will not be a public market for your Shares initially. As a result, you may not be able to sell your Shares at the time you desire and any sale may be at a substantial discount.

Because the Shares are being sold in accordance with exemptions from the registration and/or qualification requirements of federal and state securities laws, resale or further transfer of the Shares is highly restricted by such securities laws and a Shareholder desiring to resell or transfer his or her Shares must fully comply with said laws and pay all of the costs associated with the sale of any shares. Therefore, it may be difficult for you to sell your Shares promptly or at all. If you are able to sell your Shares, you may only be able to sell them at a substantial discount from the price you paid. We cannot assure you that the Shares will ever appreciate in value to the point where, even if such Shares were sold at a substantial discount, you would receive the price you paid for your Shares. Thus, prospective Shareholders must be prepared to hold their shares at least until the Company's next round of capital has developed a secondary market or exit strategy.

If a public market for our shares of common stock does not develop, the Company's stock will be illiquid and you may lose all or a portion of your investment.

There is no public market for the Company's Common Stock (Series A or B) at the time of this Offering. If the Company undertakes a Public Offering in the future, the price at which the Shares will trade after this Offering may be lower than the price at which the stock is being sold in this Offering. If, in the future, the Company's Stock becomes publicly traded, market prices for the Shares will be influenced by a number of factors, including, but not limited to, the following:

• Issuance of new equity securities pursuant to this, or a future, Offering;
• Changes in interest rates;
• Competitive developments, including announcements by us or our competitors of new products or services, significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;
• Variations in quarterly operating results;
• Changes in financial estimates by securities analysts;
• Depth and liquidity of the market for the Company's Stock; or
• Investor perceptions of the Company.

There may be restrictions placed on the transfer of the Shares purchased in this Offering
If the Company makes a public Offering of its shares of Common Stock (Series A or B) in the future, there is a risk that the underwriters of the Public Offering may require contractual lock-up restrictions on the sale of the Shares and/or provisions prohibiting the registration or resale of the Shares. If, in the opinion of the underwriters, the Company's goals in the Public Offering and/or the overall success of the Public Offering may be jeopardized by the selling of the aforementioned Shares, registration may not be possible or restrictions may be placed on the transfer of said Shares. If the underwriters require the imposition of restrictions on the aforementioned Shares, there is a risk that an investor may not be able to sell his or her Shares immediately.

There may not be sufficient funds to make cash distributions to Shareholders
No distributions will be made to the Shareholders until the Company has funds that the Management determines are not needed for the operations of the Company. Accordingly, there can be no assurance that any distributions will ever be made to the Shareholders. If distributions are made, the Company anticipates that such distributions would be made at least on an annual basis.

The Company is required to indemnify its officers and directors for good faith actions and the indemnification obligation may cause any liability incurred to be paid by the Company.

Under the bylaws of the Company its Officers and Directors are not liable to the Company for any act or omission that they take in good faith, except for active and deliberate dishonesty or a criminal act committed by them. Under certain circumstances the Management of the Company will be entitled to indemnification from the Company for losses the members of the Management team may incur in defending actions arising out of their positions as part of the Management of the Company.

The Company needs the net proceeds of the Offering to finance its intended operations
Since the Company has little to no revenues currently, it has an immediate need for the net proceeds of the Offering to fully finance the development and operations of each

business unit. Since the Company is conducting the Offering on a "best efforts" basis, it cannot assure you that it will sell all or any of the Units it is offering. If the Company only sells the minimum offering amount of shares, it may not be able to meet its anticipated working capital needs, or to develop, manage and promote its products and services either to the extent or as rapidly as each would like. Accordingly, investors will be at much greater risk, since the Company will have less working capital available to finance the operations of each.   An investment in the shares is very speculative and may not offer the same diversity as an investment in a larger better capitalized company.

No guarantee of profitability
If the Company's business models are not successful, it may not achieve or maintain profitability. The Company's business models involve selling life insurance online to consumers. The Company does not know whether its business models and strategies will be successful. For the business models of the Company to be successful, it will need to generate enough revenue to permit it to recoup its initial investment plus a profit and to operate efficiently and with the lowest costs possible. If the Company is not able to do this, it may never become profitable. If the assumptions underlying the business model for the Company are not valid or it is unable to implement its business plans, its results of operations will suffer, which could cause the value of your investment to decline or suffer.

The Company's failure to raise additional capital could reduce its ability to compete and harm its business
The expansion and development of business of the Company may require it to raise significant additional capital in the future. The Company anticipates that the net proceeds from the Offering, together with cash on hand and any cash generated from revenue should be sufficient to fund the Company's initial operating activities. If the Company needs to raise additional capital, it cannot assure you that it will be able to do so on favorable terms, if at all. If the Company is unable to raise capital in the future on acceptable terms, it may not be able to expand its business significantly, and might have to curtail or cease operations.

9.2 Risks Related to the Company's Industry

The Company has a limited management staff, and if it loses its key personnel or is unable to attract and retain additional personnel, its business and ability to compete will be harmed
The Company's success depends on the skills, abilities and performance of the executive officers and key employees of each, especially Harry Grundmann. Currently, Mr. Grundmann serves as Chairman of Cayo, Inc. Accordingly, the death, incapacity, resignation or loss of services of Mr. Grundmann could seriously harm the business. The Company also plans to retain the services of independent advisors and consultants to help each of them develop and expand its business. Because the activities of third parties that are not affiliates are beyond its control, the Company cannot guarantee that such unaffiliated entities will be able to perform their responsibilities in a manner satisfactory to the Company. Moreover, if any of these third parties are affiliated with

the Company or members of the managements of each, conflicts of interest may arise. If one or more of these third parties become unavailable or fails to perform, the Company will have to obtain suitable replacements, and its failure to do so could harm the business.

<u>The instant life insurance market is highly competitive and the Company may not be able to compete effectively</u>
Competition in the industry is increasingly intense. The Company's competitors range from other insurance companies that sell non-med simplified issue life insurance via the Internet or at a branch. While the Company believes that its online platform is distinctive and unique to the industry, it cannot assure you that other companies will not adopt similar concepts or be more successful in establishing products and services using similar concepts. Many of the Company's competitors are well established and some of their competitors have substantially greater financial, marketing and other resources than they do, all of which may affect the ability of the Company to compete. Many of the organizations that the Company will compete against have significantly greater financial, management, marketing and other resources than the Company. The Company's ability to compete effectively depends upon its ability to distinguish its products and services from the competitors of the Company and include such factors as:

•   market acceptance of the Company's products and services;
•   the quality of the Company's products and services; and
•   success and timing of development and introduction of new products and services.

The industry of the Company is characterized by frequent introductions of new products and services, accompanied by substantial promotional campaigns. Many of the Company's competitors may be able to respond more quickly to new or emerging changes in consumer preferences and demands and to devote greater financial resources to the development, management and promotion of their products and services than the Company does. Therefore, the Company cannot assure you that each of them will be able to compete successfully against current and future competitors, or that competitive pressures faced by each of them will not have a material adverse effect on its business, results of operations and financial condition.

<u>Interruption or failure of the Company's information technology and communications systems could impair the ability to effectively provide its products and services, which could damage its reputation and harm its operating results</u>
The Company's provision of its products and services depends on the continuing operation of its information technology and communications systems. Any damage to or failure of the Company's systems could result in interruptions in the service of each. Interruptions in the Company's service could reduce the revenues and profits of each, and the brands of each could be damaged if people believe its systems are unreliable. The Company's systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm their systems, and

similar events. The Company's data center is also subject to break-ins, sabotage and intentional acts of vandalism and to other potential disruptions. Some of the Company's systems are not fully redundant, and its disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster or other unanticipated problems at the Company's data center could result in lengthy interruptions in the services of the Company.

Any unscheduled interruption in the services of the Company puts a burden on its entire organization and would result in an immediate loss of revenue. If the Company experiences frequent or persistent system failures on one of its web sites, the reputation and brand of the Company could be permanently harmed. Although the Company intends to take steps to increase the reliability and redundancy of its systems, it may not be successful in reducing the frequency or duration of unscheduled downtime.

<u>Privacy concerns relating to elements of the Company's technology could damage the reputation of the Company and deter current and potential users from using its products and services</u>

From time to time, concerns may be expressed about whether the Company's products and services compromise the privacy of clients, investors, lenders, users and others. Concerns about the Company's collection, use or sharing of personal information or other privacy-related matters, even if unfounded, could damage the reputation and operating results of any of the Company. Privacy concerns could also arise with the Company's products that provide improved access to personal information that may already be publicly available, but that its products could be more readily accessible by the public.

<u>The Company's intellectual property rights are valuable, and any inability to protect them could reduce the value of the products, services and brand of any of the Company</u>

The Company's trademarks, trade secrets, business processes, copyrights and all of its other intellectual property rights are important assets. There are events that are outside of the Company's control that pose a threat to these intellectual property rights. For example, effective intellectual property protection may not be available in every country in which the Company's products and services are distributed or made available through the Internet. Also, the efforts the Company has taken to protect its proprietary rights may not be sufficient or effective. Any significant impairment of its intellectual property rights could harm its businesses or ability to compete. Also, protecting the Company's intellectual property rights is costly and time consuming. Any increase in the unauthorized use of the Company's intellectual property could make it more expensive to do business and harm the operating results of each of the Company.

<u>The Company's business is subject to a variety of U.S. and foreign laws, which could subject the Company to claims or other remedies based on the nature and content of its products and services</u>

The Company may be threatened with claims under both U.S. and foreign law for defamation, libel, invasion of privacy and other data protection claims, tort, unlawful activity, copyright or trademark infringement, or other theories based on the nature and content of the materials generated by it or others. It is also possible that the Company could be held liable for misinformation provided over the web if that information appeared on one of its websites. If any such complaints result in liability to the Company, it could be potentially costly, encourage similar lawsuits, distract management and harm the reputation of the Company and possibly its business.

In addition, existing or new legislation could expose the Company to substantial liability, restrict its ability to deliver services to the users of the Company, limit its abilities to grow and cause it to incur significant expenses in order to comply with such laws and regulations. Failure to comply with either state or federal laws could have an impact on the Company's businesses and compliance with these laws and regulations is complex and may impose significant additional costs on each of the Company.

9.3 Risks Related to the Offering

You make certain warranties to the Company when you subscribe for Units
By executing a Subscription Agreement, you make certain warranties to the Company as to your comprehension of the nature of the risks involved in an investment in the shares.

No regulatory authority has reviewed or approved the terms of the Offering
No federal or state regulatory authority has reviewed any of the terms of the Offering. As a result, you must base a potential investment in the Company on a personal evaluation without the benefit of any prior review by such a regulatory authority.

9.4 Other Risks

The risk of economic decline could adversely affect the Company's business operations
The Company, like other small and large businesses, will be subject to adverse operating results due to broad changes in economic conditions. Such conditions as unemployment levels, levels of spending, interest rates, the availability of credit and fluctuations in the stock market could adversely affect its operations and future prospects for success. Although current industry trends indicate that the type of products and services that the Company plans to develop, manage and promote are currently in demand, such market demands are subject to change. These factors, which are beyond the Company's control, could adversely affect its business.

There are other unforeseen business risks that could harm the Company's businesses
The foregoing is not an all-inclusive list of the business risks facing the Company in its plans to develop, manage and promote its business and products and services. As with any business entity, the Company cannot predict with certainty all the possible problems which may confront its business in future years. It is possible that events or conditions not foreseeable at present and/or which may not be subject to the Company's control may occur in the future and have an adverse impact on its ability to carry out the profitable development, management and promotion of its products and services.

Section 10 – Deal Summary & Exit

10.1 Issuing Securities through Crowd Funding
Cayo, Inc. doing business as InstaLifeCoverage.com intends to issue securities on a Crowdfunding portal known as Investagrand.com.

10.2 The Offering
The Company is offering up to 1,000 of Convertible Notes for up to $1,000,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by June 30, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,000,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Happy State Bank dba Goldstar Trust Company until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $1,000.00.

The Offering is being made through Nobles & Richards, Inc. dba Invest A Grand Corporation, the Intermediary.

10.3 Terms of the Notes
The principal amount of a single Security or "Note" is $1,000.00. The Securities will pay interest at a rate of 8% in together with interest on the unpaid principal balance of the Convertible note at a rate equal to 8% per annum (computed on the basis of the actual number of days elapsed in a 365-day year). Interest shall accrue from the date of the Convertible Note and shall continue to accrue on the outstanding principal balance and of the Note until paid in full or converted.

The Notes will mature upon two years from the date of issuance. To the extent not previously paid or converted in accordance with the terms of the Convertible Note prior to June 30, 2019 (the "Maturity Date"), Cayo, Inc. will repay the entire Outstanding Balance, plus all interest accrued thereon, on the Maturity Date.

Cayo, Inc. may prepay the Outstanding Balance, in whole or in part, together with accrued interest thereon to the date of prepayment, at any time without premium or penalty. Prepayments of principal and interest under this Note shall be made in lawful currency of the United States of America and shall be applied, in order, first to costs of collection, second to interest, and third to principal in the inverse order of maturity.

10.4 Conversion
The Holder of the Convertible Note is entitled, at its option, at any time prior to the Maturity Date, to convert all and not less than all of the Outstanding Balance, together with any and all accrued and unpaid interest thereon, into shares of common stock of Cayo, Inc. (the "Conversion Shares") at the purchase price of one dollar and thirty-three cents ($1.33) per share, and on the same terms and conditions as set forth in Cayo, Inc.'s Articles of Incorporation and Bylaws.

10.5 Events of Default
Upon the happening of an "Event of Default", the Convertible Note shall become immediately due and payable at the option of Note Holder. Any of the following events constitute an event of default:

(1) failure of Cayo, Inc. or any other obligor (which shall include each maker, endorser, surety and guarantor of this Note) to perform any agreement or obligation set forth in the Convertible Note within any applicable grace or cure period; (2) dissolution or liquidation of Cayo, Inc.; (3) filing of a petition in bankruptcy by or against Cayo, Inc. which is not dismissed within thirty (30) days; (4) application for appointment of a receiver for, making of a general assignment for the benefit of creditors by, or insolvency of Cayo, Inc.; or (5) a default or event of default under any document, instrument or certificate providing collateral security to the Note Holder for Cayo, Inc.'s obligations under the Convertible Note and the expiration of any applicable grace or cure period.

To the extent permitted by law, the Convertible Note shall accrue interest during any period when an Event of Default has occurred and is continuing on the unpaid portion of the principal balance hereof or the payment of interest thereon at a rate per annum equal to twelve percent (12%) per annum, or the maximum rate permitted by applicable law if less. If the Convertible Note is placed with an attorney or collection agency for collection upon any Event of Default, Cayo, Inc. agrees to pay to the Note Holder all attorney's fees and all lawful costs and expenses of collection, whether or not a suit is commenced.

10.6 Ability to Pay
The Company's ability to pay will rely entirely on the success of the proposed activities.

10.7 FAQ

Does Instalife have a website?

Instalife's website is http://www.instalifecoverage.com/

Does Cayo, Inc. have a Theft and Fraud Control system in place?

It is required for insurance and will be installed in the proposed facility.

Does Cayo, Inc. have a quality control system in place?

Yes, the customer service center has a quality control system in place.

Am I able to purchase Instalife's life insurance at a discounted price because of my investment?

Unfortunately, no.

How can I sell the stock if I choose?

The stock is privately held. The Company is privately held. If and when the company chooses to go public, there will be a holding period called a "restriction" that is usually 1-2 years for founding stock holders. Private sale of stock can occur between private shareholders.

Can I invest more than one time in the Cayo Convertible Notes?

Investors with annual income and net worth of less than $100,00 can invest $2,000 or 5% of annual income or net worth which ever is less per twelve month period for Title III Crowdfunding. Investors with annual income and net worth in excess of $100,000 can invest up to One Hundred Thousand Dollars ($100,000) per twelve month period.

How do I purchase the Cayo Convertible Notes?

Convertible Notes are purchased through Investagrand.com.

What are the terms of the Convertible Notes?

The company is offering Two-Year notes at Eight Percent (8%) annual interest rate in consideration of a cumulative One Million Dollars ($1,000,000).

What is the Conversation Option?

Debt holders may convert their loans to equity for a period of up to Two (2) Years from the execution of the promissory notes at a rate of One and One-Third Dollar ($1 1/3) Per Share.

